December 17, 2012

Amanda Ravitz

Assistant Director

Mary Beth Breslin

Louis Rambo

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

US-LBJ Husbandry Industry Int’l, Inc.

Registration Statement on Form S-1

File No. 333-181344

RE: Request for Accelerated Effectiveness of Registration

Dear Ms. Ravitz;

US-LBJ Husbandry Industry Int’l, Inc. hereby requests that its registration statement on Form S-1, File No. 333-181344be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933.  We request that the registration be made effective on December 20, 2012, at  4 p.m. EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not foreclose the Commission from taking any action with respect  to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mingcai Wang

Mingcai Wang

President, Chief Executive Officer and Chairman of the Board

US-LBJ Husbandry Industry Int’l, Inc.